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06011725

March 16, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on March 16, 2006.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at +31 20 60 70 400 if you have any questions regarding the enclosures.



Robert M. Chilstrom /M.O./

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

3/20

Wolters Kluwer

PRESS RELEASE

Contact:

Caroline Wouters	Oya Yavuz
Vice President,	Vice President,
Corporate Communications	Investor Relations
Wolters Kluwer nv	Wolters Kluwer nv
+ 31 (0)20 6070 459	+ 31 (0)20 6070 407
press@wolterskluwer.com	ir@wolterskluwer.com

Wolters Kluwer Nominates Stuart B. James as Supervisory Board Member

Amsterdam (March 16, 2006) - Wolters Kluwer, a leading multinational publisher and information services company, announced today the nomination of Stuart B. James for appointment to its Supervisory Board.

Mr. James will be nominated for appointment as a member of Wolters Kluwer's Supervisory Board at the company's Annual General Meeting of Shareholders on April 26, 2006, to be held in Amsterdam.

Mr. James (Australian, 1948) is a former Group Managing Director and Chief Executive Officer of Mayne Group Limited, a leading Australian healthcare and global generic injectible pharmaceutical company. Previously, Mr. James was Managing Director of Australian Financial Services, Colonial, and Managing Director of Colonial State Bank (formerly State Bank of New South Wales). Prior to this, he served 25 years in a variety of senior management roles with the Royal Dutch Shell Group both in Australia and internationally. Throughout his career, Mr. James has gained deep experience in general management and operations, as well as extensive know-how in mergers and acquisitions and capital markets. Mr. James received a BA (Hons) in History from the University of Sydney in 1969.

The Supervisory Board vacancy stems from the retirement of Mr. H. de Ruiter. Mr. De Ruiter is currently Chairman of the Supervisory Board of Wolters Kluwer. After having served three four-year terms on the Supervisory Board, and in accordance with the rotation schedule, Mr. De Ruiter will step down after the 2006 Annual General Meeting of Shareholders. As previously announced, the Supervisory Board has decided to appoint current member of the Supervisory Board, Mr. A. Baan, to the position of Chairman after Mr. De Ruiter retires.

About Wolters Kluwer
Wolters Kluwer is a leading multinational publisher and information services company. The Company's core markets are health, corporate services, financial services, tax, accounting, legal, regulation, and education. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, see www.wolterskluwer.com.